FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2003

Commission File Number: 001-10579

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant’s name into English)

Avenida Providencia No. 111, Piso 22
Providencia,
Santiago,
Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Back to Contents

Telecommunications Company of Chile, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated July 29, 2003 announcing the results for the Second Quarter 2003.

2.	Financial Statements for the six-months ended June 30, 2003.

Back to Contents

2Q03 Earnings Release

Item 1.

News Release
FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.
ANNOUNCES RESULTS FOR THE SECOND QUARTER 2003 (2Q03)

Highlights:

•	The Company recorded a profit of Ch$958 million (US$1.37 million) in 2Q03, compared to a loss of Ch$958 million (US$1.37 million) in 2Q02

•	EBITDA amounted to Ch$92,905 million (US$132.9 million) in 2Q03, compared to Ch$98,917 million (US$141.5 million) in 2Q02

•	EBITDA margin reached 46.4% in 2Q03, compared to 45.5% in 2Q02

(Santiago, Chile – July 29, 2003) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) (“Telefónica CTC Chile” or the “Company”) announced today its financial results, submitted to an internal financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of June 30, 2003) for the second quarter of 2003. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for June 30, 2003, which was Ch$699.12 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros (“SVS”) and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company’s website, www.telefonicactcchile.cl.

REVENUES	Telefónica CTC Chile' s revenues decreased by 7.9% in 2Q03 as compared to 2Q02, amounting to Ch$200,071 million (US$286.2 million). It should be noted that 2Q02 figures include revenues from the subsidiary Sonda, which are no longer consolidated since the sale of a 25% stake in this subsidiary in September 2002. Excluding Sonda revenues in 2Q02, Telefónica CTC Chile’s total consolidated revenues increased 1.7% in 2Q03 as compared to 2Q02. Regarding the Company's core businesses performance, long distance revenues and fixed telephony revenues showed a year-over-year decline, dropping 12% and 2.8%, respectively, in 2Q03

Back to Contents

2Q03 Earnings Release

compared to 2Q02. This decrease was offset by: (i) a 13.1% increase in revenues from mobile services, and (ii) a 1.1% increase in revenues from corporate customer communications services.

OPERATING COSTS AND EXPENSES

Operating costs and expenses decreased by 6.6% in 2Q03 to Ch$172,842 million (US$247.2 million), as compared to Ch$185,125 million (US$264.8 million) in 2Q02. However, excluding costs of Sonda in 2Q02, operating costs increased by 4.4% in 2Q03 from 2Q02.

Salary expenses decreased by 27.6% in 2Q03 as compared to 2Q02, to Ch$16,578 million (US$23.7 million), mainly due to savings generated by the corporate reorganization process implemented in October 2002. This decrease is also enhanced by the fact that Sonda employees are no longer included in Telefónica CTC’s payroll, since the sale of 25% of the Company’s stake in this subsidiary in September 2002. Excluding Sonda’s effect, salary expenses decreased by 12.8% in 2Q03 from 2Q02.

Other operating costs and expenses decreased by 4.3% in 2Q03 as compared to 2Q02, to Ch$58,686 million (US$84 million). Excluding Sonda’s costs in 2002, such costs increased by 8.7%, mainly as a result of higher costs of interconnection of mobile telephones, as well as higher expenses for uncollectables of the local business.

Administrative and selling expenses decreased by 6.7% to Ch$31,902 million (US$45.6 million). Excluding administrative and selling expenses associated with Sonda in 2Q02, administrative and selling expenses increased by 14.1% in 2Q03 from 2Q02, mainly as a result of higher sales commissions related to the mobile business, ADSL and corporate customers, as well as higher publicity expenses related to the marketing campaign implemented in 2003.

EBITDA	As a result of the above, EBITDA[1] in 2Q03 decreased by 6.1% to Ch$92,905 million (US$132.9 million), compared to Ch$98,917 million (US$141.5 million) recorded in 2Q02. Excluding the impact of Sonda in 2Q02, EBITDA decreased 3.1% in 2Q03 compared to 2Q02.

EBITDA margin[2] in 2Q03 was 46.4%, compared to 45.5% recorded in 2Q02. However, if Sonda’s impact is excluded, EBITDA margin in 2Q02 would have been 48.7%.

DEPRECIATION	Depreciation expense decreased 1.5% to Ch$65,676 million (US$93.9 million) in 2Q03 as compared to the 2Q02. However, excluding depreciation expenses associated with Sonda in 2Q02, it increased by 1.8% in 2Q03 from 2Q02, mainly as a result of putting into operation new assets of the Company, related to mobile and data business.

1  EBITDA = operating income + depreciation
2  EBITDA margin = (operating income + depreciation) / total operating revenues.

Back to Contents

2Q03 Earnings Release

OPERATING INCOME	OPERATING INCOME decreased by 15.5% to Ch$27,229 million (US$38.9 million) in 2Q03 as compared to Ch$32,213 million (US$46.1 million) recorded in 2Q02. The operating margin amounted to 13.6% in 2Q03 as compared to 14.8% in 2Q02. Excluding operating income associated with Sonda in 2Q02, consolidated operating income decreased by 13.1% in 2Q03 compared to 2Q02.

NON- OPERATING INCOME	NON-OPERATING INCOME (LOSS): Telefónica CTC Chile recorded a 31.3% decrease in its non-operating losses, which amounted to Ch$18,809 million (US$26.9 million) in 2Q03, as compared to a non-operating loss of Ch$27,376 million (US$39.2 million) in 2Q02. The lower non-operating loss in 2Q03 is primarily the result of:

(i) a 13.9% reduction in interest expenses in 2Q03 compared to 2Q02, as a result of a 15.2% reduction in average interest-bearing debt over the same period and the decrease in market interest rates. This was partly offset by the fact that as of January 2003, the Company no longer capitalizes interest expenses, due to the fact that there are no financings associated with current proyects. Total interest-bearing debt was US$1,399 million as of June 30, 2003;

(ii) lower losses in other non-operating income/expenses in 2Q03 by 57.1%, as a result of the gain of Ch$2,030 million (US$2.9 million) from the increase in market value of Terra Network shares in 2Q03 vs. a loss of Ch$3,997 million (US$5.7 million) in 2Q02.

The above was partially offset by (i) a 33% decrease in interest income due to lower local and international interest rates and lower available funds, which were applied to pay down the Company’s interest-bearing debt; and (ii) a loss from monetary correction of Ch$2,370 million in 2Q03, caused by the fact that the variation in the U.F. (1.05%), by which the financial debt is adjusted, was greater than the 0.68% variation in the IPC inflation index, by which assets are adjusted.

INCOME TAXES	INCOME TAXES In 2Q03, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$7,464 million (US$10.7 million), composed of a Ch$1,934 million (US$2.7 million) current income tax and a Ch$5,530 million (US$7.9 million) charge for deferred taxes of the period as well as amortization of deferred taxes of previous periods. This is a 37.7% increase as compared to the Ch$5,422 million (US$7.8 million) tax charge registered in 2Q02, mainly due to higher deferred taxes of the period resulting from decreased accumulated tax losses.

NET RESULT	The Company recorded a net income of Ch$958 million (US$1.37 million) in 2Q03 as compared to a net loss of Ch$958 million (US$1.37 million) recorded in 2Q02.

Net income per ADR in 2Q03 amounted to US$0.006, compared to a loss per ADR of US$0.006 recorded in 2Q02. Furthermore, net income per share in 2Q03 equaled Ch$1 as compared to the loss of Ch$1 in 2Q02.

Back to Contents

2Q03 Earnings Release

CAPEX	Capital expenditures for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$55.2 million in 2Q03 compared to US$39 million in 2Q02, reaching a total of US$100 million for the six-month period ended June 2003, compared to US$65.9 million in the same period of the previous year. Capital expenditures during the period were mainly focused on the deployment of the new GPS/GPRS mobile network.

CASH FLOW	The consolidated free cash flow from operations[3] in 2Q03 reached Ch$37,358 million (US$53.4 million) as compared to Ch$51,288 million (US$73.4 million) in 2Q02. The consolidated operating free cash flow decreased by 23.5% to Ch$87,401 (US$125 million) in the six-month period ended June 2003, as compared to Ch$114,257 million (US$163.4 million) in the same period of the previous year, mainly due to a 51.7% increase in capital expenditure in 1H03 as compared to 1H02.

NOTE: As of Sept. 2002, Sonda’s revenues do not appear as part of Telefonica CTC Chile’s total consolidated revenues

FIXED TELEPHONY	Revenues from fixed telephony services include Primary Service, Access Charges and Interconnections and Directory Advertising. Fixed telephony revenues, which represented 46.3% of total operating revenues in 2Q03, decreased by 2.8% to Ch$92,642 million (US$132.5 million) as compared to 2Q02.

3 Consolidated free cash flow from operations= EBITDA - capital expenditures - net interest expense - taxes

Back to Contents

2Q03 Earnings Release

Lines per employee (excluding employees of Telefónica CTC Chile’s subsidiaries), increased by 15% from 849 at June 30, 2002, to 975 at June 30, 2003, as a result of the corporate restructuring process that took place in October 2002, and despite the decrease in lines in service during the year.

Primary service revenues, which include the fixed monthly charge, variable charge, connections and other installations, value-added services and equipment marketing, among others, decreased by 2.2% to Ch$86,968 million (US$124.4 million) in 2Q03 as compared to 2Q02. This decrease is mainly attributable to a 2.8% decrease in fixed monthly charge and a 8.1% decrease in variable charge due to (i) an 1% additional tariff decrease applied in May 2002 and May 2003 to variable and fixed charges pursuant to the Tariff Decree; (ii) a 5.7% decrease in average lines in service in 2Q03 vs. 2Q02, which resulted from increased disconnections in 2Q03 associated to non-payment, and (iii) an increase in the proportion of traffic charged as fixed-Internet traffic, whose rates are lower than those of traffic rated as Measured Local Service (fixed-fixed calls). The above was however offset by (i) a 47.6% increase in other revenues from local telephony due to higher revenues from ADSL service and flat fees for Internet access; (ii) a 12.2% increase in revenues from value-added services (call waiting, call transfer, voice mail, conference call, among others), and (iii) a 91.1% increase in revenues from equipment marketing as of January, includes revenues from equipment sales to small and medium-sized enterprises. Prior to the Company’s most recent business restructuring these revenues were included as corporate customer revenues.

Access charges and interconnections revenues include revenues from access charges generated by DLD and ILD carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile’s network; they also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers, among others. These revenues decreased by 12.6% in 2Q03 to Ch$5,318 million (US$7.6 million) as compared to 2Q02, mainly as a result of an 8.2% decrease of DLD access charges revenues and a 24.7% decrease in ILD access charges revenues, due to a 14.7% and 26.9% decrease in local and international interconnection traffic, respectively.

Revenues from directory advertising, generated by the Company’s contract with Publiguías, increased by 24.9% in 2Q03 to Ch$356 million (US$0.51 million) as compared to 2Q02.

LONG DISTANCE Improvement in LD market share	Long distance revenues include revenues from domestic and international long distance traffic carried by 188 Telefónica Mundo and Globus 120, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 8.1% of consolidated operating revenues in 2Q03, decreased by 12% as compared to 2Q02, to Ch$16,174 million (US$23.1 million). This quarterly decrease in revenues was mainly due to: (i) lower revenues from domestic long distance services (“DLD”) due to the 13.2% decrease in DLD traffic carried by 188 Telefónica Mundo and Globus in 2Q03 as compared to 2Q02, mainly as a result of the slow economic recovery and the substitution effect of

Back to Contents

2Q03 Earnings Release

mobile service, and in line with the DLD market traffic evolution, (ii) lower revenues from international long distance services (“ILD”) due to the fact that the 1.9% increase in outgoing ILD traffic was offset by a reduction of 14.4% in the average price of this service in 2Q03 vs. 2Q02 caused by higher competition, and (iii) lower revenues from the rental of the long distance network to other telecom operators due to lower prices and lower market traffic in general.

MOBILE COMMUNICATIONS 13.5% increase in average subscribers from 2Q02	Mobile communications revenues include revenues from outgoing cellular traffic and interconnection revenues from Calling Party Pays, as well as revenues from mobile equipment sales. Total revenues from mobile communications, which accounted for 28.4% of total operating revenues in 2Q03, amounted to Ch$56,829 million (US$81.3 million), an increase of 13.1% as compared to 2Q02. This increase is mainly as a result of a 13.5% increase in average cellular subscribers, partially offset by a decrease in the average monthly revenue per user (“ARPU”), due to an increase in the proportion of prepaid customers in Telefónica Móvil’s subscriber base. Prepaid customers represented 76.9% of total average cellular subscribers in 2Q03, as compared to 75.3% in 2Q02. As of June 30, 2003, Telefónica Móvil had 1,944,393 customers.

CORPORATE CUSTOMER COMMUNICATIONS	Corporate customer communications include revenues from (i) telecommunications equipment sales, which refers to voice equipment (fax, PABX, etc.); (ii) complementary telephone services, such as 600, 700, 800 numbers and digital communications; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, “ISP Empresas” revenues, services such as housing and hosting and consulting services to corporate customers.

48.1% increase in data services revenues	Revenues from corporate customer communications increased by 1.1% to Ch$21,396 million (US$30.6 million) in 2Q03 as compared to 2Q02. The contribution of corporate customer communications revenues to total operating revenues increased from 9.7% in 2Q02 to 10.7% in 2Q03. This increase was mainly related to (i) a 48.1% increase in data services revenues in 2Q03 as compared to 2Q02 due to increased connectivity services through the IP network (ADSL); and (ii) and a 27.9% increase in complementary services to corporate customers. However, this was partly offset by decreased revenues in telecommunications equipment sales, and lower revenues of dedicated links and others due to continued migration from traditional networks to IP network services. ATM links decreased by 8.1% while data links through the IP network grew at a rate of 256% for dedicated IP network, and average customers decreased by 5.2% for switched IP network in 2Q03 as compared to 2Q02.

Additionally, as of January 2003, and according to the business restructuring of October 2002, revenues from equipment marketing, revenues from ISP and sales commisions of local telephony associated to small and medium-sized enterprises are now accounted for as part of the “Consumer and Small Business Communications” business area, under fixed telephony revenues. However, excluding income of Pymes in 2Q02, corporate customer communications revenues grows 19.9%

Back to Contents

2Q03 Earnings Release

OTHER BUSINESSES Decrease of revenues from Other Businesses impacted by the elimination of Sonda’s revenues	These revenues include public telephones, as well as revenues from interior installation and equipment marketing of the subsidiary CTC Equipos, among others.They represented 6.5% of total operating revenues in 2Q03. As of and including September 2002, the revenues of the information systems subsidiary Sonda are no longer included in this item.

Public telephone revenues decreased by 19.2% in 2Q03 to Ch$ 2,516 million (US$3.6 million) as compared to 2Q02, mainly as a result of lower average revenue per public telephone due to mobile traffic substitution.

Interior installation and equipment marketing revenues increased by 5.6% in 2Q03 to Ch$7,417 million (US$10.6 million) compared to 2Q02.

Other businesses revenues increased by 52.9% to Ch$ 3,097 million (US$ 4.4 million) in 2Q03, as compared to 2Q02, mainly due to a 102.9% increase in Telemergencia revenues. These revenues include revenues from other subsidiaries such as Istel (employee health insurance), Telemergencia and T-gestiona, among others.

			Contribution to
Business Unit	EBITDA	EBITDA Margin	Net Result
	(Ch$ mn)		(Ch$mn)

Fixed telephony	51,517	48.0%	(9,844)
Long distance	9,367	40.9%	6,653
Mobile	18,790	32.3%	1,267
Corp. Communications (incl. Data)	n.d.	n.d.	1,020
Others	n.d.	n.d.	1,862

Consolidated	92,905	46.4%	958

Back to Contents

2Q03 Earnings Release

CTC AGREED TO PARTICIPATE IN TENDER OFFER FOR TERRA NETWORKS SHARES

The Board of Directors of the Company’s subsidiary Telefónica Mundo S.A. agreed to participate in the tender offer launched by Telefónica S.A. for Terra Networks’ shares. In the event that in early August 2003, Telefónica S.A. declares the bid successful, Telefónica CTC Chile would sell 2,984,986 shares of Terra Networks S.A. at 5.25 euros per share. At March 31, 2003, those shares were accounted in the Company’s Financial statements at 4.40 euros per share.

PAYMENT OF AN EXTRAORDINARY DIVIDEND AMOUNTING TO CH$17.5 PER SHARE

This dividend will be paid to all shareholders of record as of July 24, 2003. The dividend will be paid in Chile on July 30, 2003, and will be paid to ADR holders by Citibank N.A. on August 1, 2003. The gross dividend will amount to Ch$70.0 per ADR (equivalent to approximately US$0.10 per ADR based on the observed exchange rate as of 6/30/03), and the net dividend payable, less withholding tax, will amount to Ch$69.97 per ADR (equivalent to approximately US$0.10 per ADR based on the observed exchange rate as of 6/30/03).

TELEFONICA CTC CHILE ISSUES A LOCAL COMMERCIAL PAPER

The Company placed on June 26, 2003, its first issue of commercial paper for Ch$20,000 million with charge to the Ch$35,000 credit line million registered in the Chilean Superintendencia de Valores y Seguros (“SVS”). The issue contemplated 2 series of Ch$10,000 million each, with terms of 90 and 147 days and effective interest rates of 0.27% and 0.2974% respectively. The line and the instruments under it were classified by both Fitch Chile and Humphreys (Moody's) with their best short-term risk classification, i.e.,F1+ and N1+, respectively.

TELEFONICA CTC CHILE REQUEST THE FORMATION OF A PANEL OF EXPERTS IN FIXED TELEPHONY TARIFF SETTING PROCESS

In accordance with the requirements of the tariff setting process, on April 30, 2003, Telefónica CTC Chile presented to the Undersecretary of Telecommunications (“Subtel”) its proposal for the technical-economic bases upon which tariffs for the 2004-2009 period will be determined. On May 30, 2003, “Subtel” provided the Company with the text of a proposal of the technical-economic bases. Subsequently, the Company presented arguments against such text and, as provided for in the tariff setting process, requested the formation of a panel of experts (whose final opinion is not binding upon Subtel), which offered its opinion of such arguments on July 17, 2003. Until July 27, 2003, “Subtel” must issue the final technical-economic bases, which will define the conditions that will govern the “Tariff Study,” which is the document that sets the tariff structure and the tariff level for each regulated service. The period for Telefónica CTC Chile to present its Tariff Study to the Ministries expires on November 5, 2003.

Back to Contents

2Q03 Earnings Release

SIGNING OF PURCHASE AND SALE AGREEMENT FOR ISTEL WITH ISAPRE CONSALUD

As of July 23, 2003, Compañía de Telecomunicaciones de Chile S.A. signed a purchase and sale agreement with Isapre Consalud S.A. Group for a 100% stake of Compañía de Telecommunications de Chile Isapre S.A. (Istel) for the equivalent amount in Chilean pesos of U.F 9,175, which is subject to the result of the “due diligence” process to be performed by the buying party. The definitive contract would be signed on September 1st, 2003.

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE’S INVESTOR RELATIONS
WEBSITE AT: www.telefonicactcchile.cl/ investors/contenido.html

For more information contact:

Isabel Bravo - Verónica Gaete
María José Rodríguez - Florencia Acosta	Richard Huber /Mariana Crespo
TELEFONICA CTC CHILE	THE GLOBAL CONSULTING GROUP
Tel.: 562-691-3867	646-284-9413 / 646-284-9407
Fax: 562-691-2392
E-mail:	E-mail:
ibravo@ctc.cl, vgaete@ctc.cl	rhuber@hfgcg.com
mjrodri@ctc.cl, macosta@ctc.cl	mcrespo@hfgcg.com

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.’s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile’s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.’s control.
=================

Back to Contents

2Q03 Earnings Release

Item 2.

PHYSICAL STATISTICS
	I	II	III	IV	I	II
	2002	2002	2002	2002	2003	2003

Total lines in service at the end of period	2,746,178	2,760,252	2,721,412	2,686,695	2,630,223	2,566,384
Average number of lines in service (quarterly)	2,734,366	2,752,418	2,740,296	2,701,752	2,655,948	2,594,404
Number of lines installed (1)	3,024,693	3,027,354	3,030,444	3,023,541	3,026,374	3,030,377
Lines per 100 Inhabitants (2)	17.5	17.6	17.3	17.1	17.4	17.0
Public telephones in service at end of period	37,740	36,759	36,251	35,674	35,396	35,366
Effective minutes of local traffic measured by
second (million)	3,650	4,088	3,984	4,178	3,552	3,866
Local calls MLS (millions)	1,245	1,328	1,265	1,428	1,201	1,247
DLD traffic of 188 Telefónica Mundo + Globus
120 (thousands of minutes)	183,372	184,456	176,075	172,942	164,958	157,372
Outgoing ILD traffic of 188 Telefónica Mundo
+Globus 120 (thousands of minutes)	15,218	16,071	17,404	17,395	16,146	16,293
Access charge traffic (thousands of minutes)	1,672,282	1,762,580	1,707,252	1,645,934	1,460,389	1,437,348
Number of lines connected	71,898	93,617	76,950	97,954	65,045	59,378
Number of CTC's employees (end of period) (3)	3,242	3,252	3,254	2,559	2,569	2,631
Number of subsidiaries’ employees (end of
period) (3)	4,631	4,730	2,468	2,084	2,121	2,176
Number of cellular subscribers (end of period)	1,651,282	1,710,326	1,761,432	1,849,283	1,883,837	1,944,393

(1)	Includes circuits and ISDN lines in order to indicate the real capacity of the network.
(2)	2002 Poll (15.1 million inhabs.) identified that estimated Chilean population by the “INE”, Statistic National Institute, (15.7 million inhabs.) was overestimated.
(3)	As of March 2003 the criteria for calculation of the permanent personnel was modified by adding personnel with fixed term contracts. Year 2002 was modified accordingly.

ANNUAL VARIATION
	I	II	III	IV	I	II
	2002	2002	2002	2002	2003	2003

Total lines in service at the end of period	0.8%	0.6%	-1.1%	-1.3%	-4.2%	-7.0%
Average number of lines in service (quaterly)	0.8%	0.6%	-0.2%	-1.9%	-2.9%	-5.7%
Numbers of lines installed	0.6%	0.2%	0.5%	0.1%	0.1%	0.1%
Lines per 100 Inhabitants	-0.6%	-0.6%	-2.3%	-1.5%	-0.6%	-3.4%
Public telephones in service at the end of period	69.8%	36.9%	18.1%	5.5%	-6.2%	-3.8%
Effective minutes of traffic measured by second
(million)	-6.1%	-2.3%	-4.2%	0.0%	-2.7%	-5.4%
Local calls MLS (millions)	-6.9%	-3.5%	-9.9%	-0.8%	-3.5%	-6.1%
DLD traffic of 188 Telefónica Mundo + Globus
120 (thousands of minutes)	-7.8%	-7.6%	-11.7%	-14.1%	-10.0%	-14.7%
Outgoing ILD traffic of 188 Telefónica Mundo
+Globus 120 (thousands of minutes)	7.5%	-1.3%	7.9%	6.9%	6.1%	1.4%
Access charge traffic (thousands of minutes)	-6.1%	-4.6%	-5.9%	-9.0%	-12.7%	-18.5%
Number of lines connected	-21.5%	-5.5%	12.2%	37.2%	-9.5%	-36.6%
Number of CTC’s employees (end of period)	-29.9%	-0.9%	6.6%	-21.2%	-20.8%	-19.1%
Number of subsidiaries' employees (end of
period)	-2.3%	4.5%	-49.8%	-54.8%	-54.2%	-54.0%
Number of cellular subscribers (end of period)	27.5%	20.8%	19.0%	17.8%	14.1%	13.7%

Back to Contents

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CHGAAP)
(Ch$ millions as of June 30, 2003)

	JAN-JUN	IQ	IIQ	IIIQ	IVQ	JAN-JUN	IQ		IIQ	VARIATION
	2002	2002	2002	2002	2002	2003	2003		2003	IIQ03/IIQ02	2003/2002

OPERATING REVENUES

FIXED TELEPHONY	188,077	92,798	95,279	97,212	100,131	186,651	94,009		92,642	-2.8%	-0.8%
Primary Service	175,090	86,182	88,908	88,523	93,389	174,214	87,246		86,968	-2.2%	-0.5%
Telephone Line Serv.Fee (Fixed Monthly Charge)	79,837	39,996	39,841	40,092	40,550	78,560	39,828		38,732	-2.8%	-1.6%
Variable Charge	76,140	36,629	39,511	40,498	41,530	72,360	36,045		36,315	-8.1%	-5.0%
Connections and other installations	3,743	1,992	1,751	1,650	1,644	2,996	1,616	`	1,380	-21.2%	-20.0%
Value added services	8,302	4,067	4,235	4,140	4,910	9,274	4,522		4,752	12.2%	11.7%
Equipment Marketing	2,809	1,614	1,195	720	1,493	4,538	2,254		2,284	91.1%	61.6%
Other fixed telephony revenues	4,259	1,884	2,375	1,423	3,262	6,486	2,981		3,505	47.6%	52.3%
Access Charges and Interconnections	11,837	5,751	6,086	5,908	5,776	11,115	5,797		5,318	-12.6%	-6.1%
Domestic long distance	4,617	2,257	2,360	2,433	2,490	4,492	2,325		2,167	-8.2%	-2.7%
International long distance	1,789	837	952	893	870	1,449	732		717	-24.7%	-19.0%
Other interconnection services	5,431	2,657	2,774	2,582	2,416	5,174	2,740		2,434	-12.3%	-4.7%
Directory Advertising	1,150	865	285	2,781	966	1,322	966		356	24.9%	15.0%

LONG DISTANCE	37,434	19,048	18,386	18,399	19,720	33,586	17,412		16,174	-12.0%	-10.3%
Domestic Long Distance	16,705	8,555	8,150	8,320	8,273	14,548	7,763		6,785	-16.7%	-12.9%
International Service	14,382	7,296	7,086	6,933	7,042	13,386	6,837		6,549	-7.6%	-6.9%
Rental of LD Network	6,347	3,197	3,150	3,146	4,405	5,652	2,812		2,840	-9.8%	-11.0%

MOBILE COMMUNICATIONS	99,875	49,610	50,265	51,892	57,441	112,077	55,248		56,829	13.1%	12.2%
Outgoing Traffic	57,963	27,771	30,192	30,933	33,328	67,562	32,526		35,036	16.0%	16.6%
Interconnection under Calling Party Pays	41,912	21,839	20,073	20,959	24,113	44,515	22,722		21,793	8.6%	6.2%

CORPORATE CUSTOMER COMMUNICATIONS	40,655	19,497	21,158	21,297	25,203	42,202	20,806		21,396	1.1%	3.8%
Equipment	10,795	5,078	5,717	5,868	8,108	7,903	3,817		4,086	-28.5%	-26.8%
Complementary Services	5,490	2,676	2,814	3,290	3,739	7,378	3,778		3,600	27.9%	34.4%
Data services	8,418	3,898	4,520	5,001	5,014	12,788	6,094		6,694	48.1%	51.9%
Dedicated links and others	15,952	7,845	8,107	7,138	8,342	14,133	7,117		7,016	-13.5%	-11.4%

OTHER BUSINESSES	69,051	36,801	32,250	33,549	12,710	25,793	12,763		13,030	-59.6%	-62.6%
Public Telephones	6,535	3,420	3,115	2,645	3,031	5,444	2,928		2,516	-19.2%	-16.7%
Interior installation and equipment marketing	14,246	7,220	7,026	6,788	7,520	14,859	7,442		7,417	5.6%	4.3%
Information System Services (Sonda)	44,016	23,932	20,084	19,020	(29)	0	0		0	-100%	-100%
Other Operating Revenues	4,254	2,229	2,025	5,096	2,188	5,490	2,393		3,097	52.9%	29.1%

TOTAL OPERATING REVENUES	435,092	217,754	217,338	222,349	215,205	400,309	200,238		200,071	-7.9%	-8.0%

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CHGAAP), continued
(Ch$ millions as of June 30, 2003)

	JAN-JUN	IQ	IIQ	IIIQ	IVQ	JAN-JUN	IQ	IIQ	VARIATION
	2002	2002	2002	2002	2002	2003	2003	2003	IIQ03/IIQ02		2003/2002

OPERATING COSTS AND EXPENSES
Salaries	44,506	21,621	22,885	21,843	14,092	29,611	13,033	16,578	-27.6%		-33.5%
Depreciation	132,791	66,087	66,704	66,062	65,053	131,023	65,347	65,676	-1.5%		-1.3%
Other Operating Costs	122,751	61,424	61,327	68,125	73,637	115,573	56,887	58,686	-4.3%		-5.8%
Adm. & Selling Expenses	68,599	34,390	34,209	30,764	32,487	63,775	31,873	31,902	-6.7%		-7.0%

TOTAL OPERATING COSTS AND EXPENSES	368,647	183,522	185,125	186,794	185,269	339,982	167,140	172,842	-6.6%		-7.8%

OPERATING INCOME	66,445	34,232	32,213	35,555	29,936	60,327	33,098	27,229	-15.5%		-9.2%

EBITDA	199,236	100,319	98,917	101,617	94,989	191,350	98,445	92,905	-6.1%		-4.0%
Operating Margin	15.3%	15.7%	14.8%	16.0%	13.9%	15.1%	16.5%	13.6%	-1.2	pp	-0.2	pp
EBITDA Margin	45.8%	46.1%	45.5%	45.7%	44.1%	47.8%	49.2%	46.4%	0.9	pp	2.0	pp

Interest Income	6,924	3,508	3,416	3,728	6,223	4,587	2,297	2,290	-33.0%		-33.8%
Other Non-Operating Income	3,666	2,144	1,522	8,740	961	6,756	1,802	4,954	225.5%		84.3%
Revenues from Related Companies	(290)	14	(304)	757	1,914	211	154	57	-118.8%		-172.8%
Interest Expense	(40,103)	(20,041)	(20,062)	(23,856)	(18,409)	(34,602)	(17,335)	(17,267)	-13.9%		-13.7%
Amortization of Goodwill	(7,939)	(3,877)	(4,062)	(13,106)	(3,888)	(7,538)	(3,753)	(3,785)	-6.8%		-5.1%
Other Non-Operating Expenses	(9,736)	(3,466)	(6,270)	(20,319)	(8,242)	(4,496)	(1,807)	(2,689)	-57.1%		-53.8%
Monetary Correction	(5,716)	(4,100)	(1,616)	(1,404)	(1,930)	(316)	2,054	(2,370)	46.7%		-94.5%

NON-OPERATING INCOME	(53,194)	(25,818)	(27,376)	(45,460)	(23,371)	(35,398)	(16,588)	(18,810)	-31.3%		-33.5%

INCOME BEFORE INCOME TAX	13,251	8,414	4,837	(9,905)	6,565	24,929	16,510	8,419	74.1%		88.1%
Income Tax	(11,250)	(5,828)	(5,422)	(7,278)	(8,483)	(16,700)	(9,236)	(7,464)	37.7%		48.4%
Minority Interest	(619)	(336)	(283)	(127)	(25)	(12)	(15)	3	-101.1%		-98.1%
Amortization of Negative Goodwill	0	90	(90)	0	0	0	0	0			—

NET INCOME	1,382	2,340	(958)	(17,310)	(1,943)	8,217	7,259	958	-200.0%		494.6%

Observed exchange rate (end of the period)		655.90	688.05	748.73	718.61		731.56	699.12

		IQ	IIQ	IIIQ	IVQ		IQ	IIQ
		2002	2002	2002	2002		2003	2003

Earnings per Common Share (Ch$)		2.4	-1.0	-18.1	-2.0		7.6	1.0
Earnings per ADR (US$)		0.01	-0.01	-0.10	-0.01		0.04	0.01
Weighted Average Number of Shares Fully Paid (millions)		957.2	957.2	957.2	957.2		957.2	957.2

Back to Contents

CONSOLIDATED BALANCE SHEET (ChGAAP)
(Figures in thousands of CH$ as of June 30, 2003)

ASSETS	2003	2002	LIABILITIES	2003	2002
	CH$	CH$		CH$	CH$

CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks	10,367,787	14,327,092	Banks and financial institutions - short-term	9,299,134	35,449,162
Time deposits	267,769	13,702,092	Banks and financial institutions - current maturities	67,646,636	174,023,275
Marketable securities	42,445,214	73,410,187	Commercial papers	19,783,488	0
Trade receivables	205,479,313	247,720,677	Debentures	19,131,519	42,659,184
Notes receivable	5,183,879	8,026,817	Current maturities of other long-term liabilities	470,556	526,641
Sundry debtors	12,217,104	30,471,029	Dividends payable	149,388	211,723
Due from related companies	18,651,396	19,826,272	Accounts payable	128,318,227	163,088,446
Inventories	18,736,499	25,402,765	Notes payable	152,804	946,592
Refundable taxes	21,344,415	17,764,279	Sundry creditors	23,052,924	12,818,217
Prepaid expenses	9,238,237	10,003,086	Due to related companies	21,981,442	17,056,729
Deferred taxes	28,567,318	53,226,457	Provisions	6,596,666	10,580,875
Other current assets	33,189,776	140,390,872	Withholdings	10,706,026	12,831,592
Total current assets	405,688,707	654,271,625	Unearned income	7,623,096	3,437,165
			Other current liabilities	2,871,223	15,055,113
FIXED ASSETS
Land	27,667,278	29,808,243	Total current liabilities	317,783,129	488,684,714
Construction and infrastructure works	186,258,179	199,963,526
Machinery and equipment	3,410,794,925	3,289,001,067	LONG-TERM LIABILITIES
Other fixed assets	378,476,278	441,968,496	Banks and financial institutions	394,723,547	471,338,842
Technical revaluation	9,230,850	9,230,699	Debentures	471,662,234	581,719,906
Less: accumulated depreciation	2,112,525,021	1,915,891,857	Due to related companies	23,870,901	23,635,437
Fixed assets-net	1,899,902,489	2,054,080,174	Sundry creditors	11,991,200	6,244,090
			Provisions	18,604,264	22,503,166
			Deferred Taxes	50,452,594	50,430,886
OTHER ASSETS			Other long-term liabilities	4,818,840	11,433,405
Investments in related companies	41,427,201	14,180,094	Total long term liabilities	976,123,580	1,167,305,732
Investments in other companies	3,858	10,981
Goodwill	173,843,984	203,735,723	MINORITY INTEREST
Less: Negative goodwill	—	72,893		1,168,755	37,914,091
Long-term debtors	40,676,550	44,591,914	EQUITY
Intangibles	34,452,427	22,063,818
Amortization (less)	3,529,689	1,945,416	Paid-in capital	736,468,120	740,128,498
Other long-term assets	11,366,283	22,772,021	Reserve	8,101,149	4,440,771
			Share premium	115,771,992	115,771,992
Total other assets	298,240,614	305,336,242	Other reserves	1,641,917	1,624,605
			Retained earnings:	446,773,168	457,817,638
			Prior years	438,556,474	456,435,603
			(Losses) Income for the period	8,216,694	1,382,035
			Total equity	1,308,756,346	1,319,783,504

TOTAL ASSETS	2,603,831,810	3,013,688,041	TOTAL LIABILITIES AND EQUITY	2,603,831,810	3,013,688,041

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS PERIODS ENDED AS OF JUNE 30, 2002 AND 2003
Figures in Thousands of Constant Ch$ as of June 30, 2003

	2003	2002

NET CASH PROVIDED BY USING IN OPERATING ACTIVITIES	156,602,637	123,754,508

Net income (Gain/Losses)	8,216,694	1,382,035

Result in sales of assets	27,524	(2,069,334)

Loss in sale of fixed assets	27,524	321,226
Gain in sales of investments (less)	—	(1,804,959)
Loss in sales of investments	—	(585,601)

Charges (credits) to income not affecting cash flows:	152,216,988	166,159,963

Depreciation	132,790,967	133,504,719
Intangibles amortization	867,760	349,317
Write-off and provisions	15,403,361	10,812,812
Equity earnings from related companies (less)	(484,467)	(117,025)
Equity losses from related companies	273,636	407,242
Amotization of goodwill	7,537,560	7,939,279
Price-level restatement (net)	1,268,462	3,686,508
Gain (loss) on foreign currency transactions	(952,503)	2,029,441
Other credits not affecting cash flows	(6,977,852)	(18,743,403)
Other charges not affecting cash flows	2,490,064	26,291,073

Decrease (increase) in current assets:	6,137,999	7,540,358

(Increase) Decrease in trade receivables	(15,924,712)	3,872,317
(Increase) Decrease in inventories	(6,398,969)	7,824,601
(Increase) Decrease in other current assets	28,461,680	(4,156,560)

Increase (decrease) in current liabilities:	(10,009,067)	(49,876,988)

Increase (decrease) in due to related companies,
related with operating activities	(16,614,930)	(67,459,759)
Increase (decrease) in accrued interest payable	1,489,131	1,626,055
Increase (decrease) in income tax payable, net	9,407,757	24,298,662
Increase (decrease) in other accounts payable	—	—
related with non operating result	(7,691,667)	(9,412,446)
Increase (decrease) in value-added tax, net, and other	3,400,642	1,070,500

Income (loss) of minority interest	12,499	618,474

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS PERIODS ENDED AS OF JUNE 30, 2002 AND 2003
Figures in Thousands of Constant Ch$ as of June 30, 2003

	2003	2002

NET CASH PROVIDED BY FINANCING ACTIVITIES	(116,858,417)	(69,635,030)

Increase in bank borrowings	—	16,049,034
Debentures	19,776,009	—
Repayment of dividends (less)	—	(1,277,971)
Repayment of loans (less)	(89,124,136)	(50,502,150)
Repayment of debentures (less)	(47,510,290)	(22,699,108)
Repayment of loans to related companies (less)	—	(10,184,021)
Other disbursements (less)	—	(1,020,814)

NET CASH USED IN INVESTING ACTIVITIES	(39,508,646)	(25,783,515)

Sale of fixed assets	—	547,336
Sale of investments in related companies	—	27,155
Sale of other investments	49,700,127	10,822,938
Other revenues from investments	205	4,704,591
Additions to fixed assets (less)	(72,547,698)	(34,710,937)
Payment of capitalized interests (less)	—	(3,437,501)
Investments in related companies (less)	—	(1,872,423)
Investments in financial instruments (less)	(14,902,176)	(647,402)
Other loans to related companies (less)	(1,759,104)	(1,217,272)
Other investment disbursements (less)	—	—

NET CASH FLOW FOR THE PERIOD	235,574	28,335,963

PRICE-LEVEL RESTATEMENT EFFECT ON CASH AND CASH EQUIVALENTS	(531,522)	(642,245)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(295,948)	27,693,718

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	21,264,559	87,840,620

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	20,968,611	115,534,338

Back to Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 29, 2003

TELECOMMUNICATIONS COMPANY OF CHILE
By	/s/	Julio Covarrubias F.

Name:		Julio Covarrubias F. Chief Financial Officer
Title: